SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of April, 2004

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Six monthly blocklisting



                                   SCHEDULE 5

                        BLOCK LISTING SIX MONTHLY RETURN


        To:     Listing Applications
                UK Listing Authority
                Financial Services Authority
                25, The North Colonnade
                Canary Wharf
                London, E14 5HS


                   Please ensure the entries on this return are typed

1.
Name of company Prudential plc

2.
Name of scheme Prudential Savings-Related Share Option Scheme

3.
Period of return: From 1 October 2003 to 31 March 2004

4.
Number and class of share(s) (amount of stock/debt security) not issued under scheme

 7,209,201 ordinary shares of 5p each

5.
Number of shares issued/allotted under scheme during period:

 318,200 ordinary shares of 5p each

6.
Balance under scheme not yet issued/allotted at end of period

6,891,001 ordinary shares of 5p each

7.
Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;

4,000,000 RA Prudential plc - 15 June 2001

5,000,000 RA Prudential plc - 7 June 2002


Please confirm total number of shares in issue at the end of the period in order for us to update our records 2,009,217,408 ordinary shares of 5p each


Contact for queries:

Name: Jennie Webb

Address: Laurence Pountney Hill London EC4R 0HH

Telephone: 020 7548 6027



                                        SCHEDULE 5

                        BLOCK LISTING SIX MONTHLY RETURN


        To:     Listing Applications
                UK Listing Authority
                Financial Services Authority
                25, The North Colonnade
                Canary Wharf
                London, E14 5HS


                   Please ensure the entries on this return are typed


1.
Name of company Prudential plc

2.
Name of scheme Prudential Executive Share Option Scheme

3.
Period of return: From 1 October 2003 to 31 March 2004

4.
Number and class of share(s) (amount of stock/debt security) not issued under scheme

 688,355 ordinary shares of 5p each

5.
Number of shares issued/allotted under scheme during period:

110,600 ordinary shares of 5p each

6.
Balance under scheme not yet issued/allotted at end of period

577,755 ordinary shares of 5p each

7.
Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;

839,096 RA Prudential plc - 2 October 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records 2,009,217,408 ordinary shares of 5p each


Contact for queries:

Name: Jennie Webb

Address:  Laurence Pountney Hill London EC4R 0HH

Telephone: 020 7548 6027


                                        SCHEDULE 5

                        BLOCK LISTING SIX MONTHLY RETURN

        To:     Listing Applications
                UK Listing Authority
                Financial Services Authority
                25, The North Colonnade
                Canary Wharf
                London, E14 5HS

                      Please ensure the entries on this return are typed



1.
Name of company Prudential plc

2.
Name of scheme M&G 1994 Executive Share Option Scheme

3.
Period of return: From 1 October 2003 to 31 March 2004

4.
Number and class of share(s) (amount of stock/debt security) not issued under scheme

 7,567 ordinary shares of 5p each

5.
Number of shares issued/allotted under scheme during period:

 0 ordinary shares of 5p each

6.
Balance under scheme not yet issued/allotted at end of period

 7,567 ordinary shares of 5p each

7.
Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;

 204,307 RA Prudential plc 00008 - October 1999

Please confirm total number of shares in issue at the end of the period in order for us to update our records 2,009,217,408 ordinary shares of 5p each


Contact for queries:

Name: Jennie Webb

Address: Laurence Pountney Hill London EC4R 0HH

Telephone: 020 7548 6027


                                        SCHEDULE 5

                        BLOCK LISTING SIX MONTHLY RETURN


        To:     Listing Applications
                UK Listing Authority
                Financial Services Authority
                25, The North Colonnade
                Canary Wharf
                London, E14 5HS


                   Please ensure the entries on this return are typed



1.
Name of company Prudential plc

2.
Name of scheme M&G Limited 1992 Savings-Related Share Option Scheme

3.
Period of return: From 1 October 2003 to 31 March 2004

4.
Number and class of share(s) (amount of stock/debt security) not issued under scheme

 365,495 ordinary shares of 5p each

5.
Number of shares issued/allotted under scheme during period:

  0 ordinary shares of 5p each

6.
Balance under scheme not yet issued/allotted at end of period

  365,495 ordinary shares of 5p each

7.
Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;

 1,081,343 RA Prudential plc 00008 - October 1999

Please confirm total number of shares in issue at the end of the period in order for us to update our records 2,009,217,408 ordinary shares of 5p each

Contact for queries:

Name: Jennie Webb

Address: Laurence Pountney Hill London EC4R 0HH

Telephone: 020 7548 6027






                                        SCHEDULE 5

                        BLOCK LISTING SIX MONTHLY RETURN


        To:     Listing Applications
                UK Listing Authority
                Financial Services Authority
                25, The North Colonnade
                Canary Wharf
                London, E14 5HS


                   Please ensure the entries on this return are typed



1.

Name of company Prudential plc

2.

Name of scheme Prudential Europe Management Services Sharesave Plan

3.

Period of return: From 1 October 2003 to 31 March 2004

4.

Number and class of share(s) (amount of stock/debt security) not issued under scheme

 10,000 ordinary shares of 5p each

5.

Number of shares issued/allotted under scheme during period:

 478 ordinary shares of 5p each

6.

Balance under scheme not yet issued/allotted at end of period

 9,522 ordinary shares of 5p each

7.

Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;

 10,000 RA Prudential plc - 18 December 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records 2,009,217,408 ordinary shares of 5p each




Contact for queries:


Name: Jennie Webb

Address: Laurence Pountney Hill London EC4R 0HH

Telephone: 020 7548 6027






                                        SCHEDULE 5

                        BLOCK LISTING SIX MONTHLY RETURN


        To:  Listing Applications
             UK Listing Authority
             Financial Services Authority
             25, The North Colonnade
             Canary Wharf
             London, E14 5HS



                   Please ensure the entries on this return are typed


1.

Name of company Prudential plc

2.

Name of scheme Prudential International Savings-Related Share Option Scheme

3.

Period of return: From 1 October 2003 to 31 March 2004

4.

Number and class of share(s) (amount of stock/debt security) not issued under scheme

 100,000 ordinary shares of 5p each

5.

Number of shares issued/allotted under scheme during period:

 0 ordinary shares of 5p each

6.

Balance under scheme not yet issued/allotted at end of period

 100,000 ordinary shares of 5p each

7.

Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;

 100,000 RA Prudential plc - 2 October 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records 2,009,217,408 ordinary shares of 5p each




Contact for queries:


Name: Jennie Webb

Address: Laurence Pountney Hill London EC4R 0HH

Telephone: 020 7548 6027




        Person making return

        Name: John Price

        Position: Deputy Group Secretary



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 20 April, 2004

                                   PRUDENTIAL PUBLIC LIMITED COMPANY

                                   By: /s/           John Price,
                                                     Deputy Group Secretary